AB 10/4



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 66668

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/12/2004 (MM/DD/YY) AND ENDING 06/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HybridTrading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4722 Independence Street
(No. and Street)

Wheat Ridge (City) CO (State) 80033 (Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
SEP 2 9 2005
WASH, D.C.
185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Bussing, President 303.600.2501 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1670 Broadway Suite 1000 (Address) Denver (City) CO (State) 80205 (Zip Code)

PROCESSED
OCT 0 5 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 10/4

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Julie Bussing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HybridTrading, LLC, as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HybridTrading, LLC
Reconciliation, including appropriate Explanation for the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2005

Net Capital	Original Filing	Adjustments	Audit Filing
Total Members' equity	$ 1,037,156	(3,287)	$ 1,033,869
Add			
Discretionary liabilities	-		-
Total capital and allowable subordinations	1,037,156		1,033,869
Deductions and/or charges			
Receivable from brokers	-		-
Receivable from non-customers	-		-
Furniture and equipment, net	356,134	113,755	469,889
Other assets	56,967	5,998	62,965
	413,101		532,854
Net capital before Haircuts on securities	624,055		501,015
Haircuts on securities	-		-
Net capital	624,055		501,015
Aggregate Indebtedness			
Accounts payable	111,550	92,437	203,987
Other accrued expenses	31,615	30,604	62,219
Total aggregate indebtedness	$ 143,165		$ 266,206
Computation of net capital requirement			
Minimum net capital (Note 4)	$ 50,000		$ 50,000
Excess net capital	$ 574,055		$ 451,015
Ratio of aggregate indebtedness to net capital	0.23 to 1		0.53 to 1

Schedule I

HybridTrading, LLC
Reconciliation, including appropriate explanation for the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2005

Furniture and Equipment, net

Using the guidance of the AICPA, Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use and EITF 00-02 Accounting for Web Site Development Costs, HybridTrading capitalized certain costs associated with HybridTrading's web site. The costs capitalized include compensation paid to employees and the cost of consultants used to develop the web site. The total capitalized cost for compensated employees and consultants was $19,896 and $104,200, respectively. The amount capitalized was reduced by $10,341 representing two months of depreciation. This adjustment affected total member equity by the net difference in capitalized compensation expense and additional depreciation expense.

Other Assets

Other assets increased by $6,000 for a deposit payment made to AT&T that was incorrectly coded as an expense. This entry affected total member equity by reducing telephone expense by the amount of the deposit.

Accounts Payable

Accounts payable increased by $92,437 for work performed by consultants on HybridTrading's web site. The total project amount payable was $104,200 but was reduced by $11,763 for payments made prior to June 30, 2005. This adjustment affected total member equity by recording the payment made to the consultants against the related account payable.

Other Accrued Expenses

Other accrued expense increased by $30,604 for accrued rent expense. HybridTrading received six months free rent for the Wheat Ridge office and three months free rent for the Portland office. FAS 13, Accounting for Leases, provides guidance for the proper accounting treatment of the free rent. Accordingly, the value of the free rent period for both offices were allocated on a straight-line basis over the initial term of the leases and the difference in rent expense was accrued as a liability. This adjustment affected total member equity by increasing rent expense.

HybridTrading, LLC
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2005

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchanges Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph k(2)(ii) of the Rule.

END